UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STEIN MART, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

June 28, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 858375-10-8 No.	Page 2 of 5

1	NAMES OF REPORTING PERSONS Jay Meredith Stein Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 0[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[2]
12	TYPE OF REPORTING PERSON (See Instructions) 00

FOOTNOTES

1.	This Schedule 13G/A is filed by the Jay Meredith Stein Grantor Retained Annuity Trust (the “GRAT”), which is administered by four (4) trustees, including Jay Stein, who is also the grantor, and three (3) additional independent trustees. A majority of the three (3) independent trustees has the power to vote, or direct the voting of, the shares held by the GRAT. A majority of all four (4) trustees has the power to dispose of, or direct the disposition of, the shares held by the GRAT, and, additionally, Jay Stein, as grantor, may exercise a power of substitution and reacquire the shares from the GRAT by substitution of other property of an equivalent value.
2.	In accordance with the provisions of the GRAT, Jay Stein elected to substitute certain assets for 3,581,165 shares of common stock of Stein Mart, Inc. on June 28, 2018 (the “Substitution”). As a result of the Substitution, the GRAT no longer holds any shares of common stock of Stein Mart, Inc.

Item 1.

(a)	Name of Issuer:

Stein Mart, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1200 River Place Boulevard

Jacksonville, FL 32207

Item 2.

(a)	Name of Person Filing:

Jay Meredith Stein Grantor Retained Annuity Trust

(b)	Address of Principal Business Office or, if None, Residence:

1200 River Place Boulevard, 10th Floor

Jacksonville, FL 32207

(c)	Citizenship:

Florida

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

858375-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class: Incorporated by reference from Item 11 of the Cover Page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2018

Jay Meredith Stein Grantor Retained Annuity Trust

By:	/s/ JAY STEIN
Name: Jay Stein, Trustee

By:	/s/ MARK J. SHORSTEIN
Name: Mark J. Shorstein, Trustee

By:	/s/ BENJAMIN I. SHORSTEIN
Name: Benjamin I. Shorstein, Trustee

By:	/s/ NANCY L. CAMPBELL
Name: Nancy L. Campbell, Trustee